Arrived Homes, LLC
1700 Westlake Avenue North
Suite 200
Seattle, WA 98109

February 13, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Eric McPhee

Re:
Arrived Homes, LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 36

Filed December 23, 2022

File No. 024-11325

Dear Mr. McPhee,

This letter is being submitted by Arrived Homes, LLC (the “Company”) in response to the comment letter dated January 19, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A POS (File No. 024-11325) submitted to the Commission on December 23, 2022 (the “Offering Statement”). This letter contains the Company’s response to the Comment Letter. The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 37 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this letter. The Amended Offering Statement contains certain updates and revisions.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Any references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to such terms in the Amended Offering Statement.

Form 1-A POS Filed December 23, 2022

  We note your reference to the financial statements for fiscal years ended December 31, 2021 and 2020 within your annual report on Form 1-K. Upon review of the Form 1-K, it does not appear there are consolidated financial statements as of and for the period ended December 31, 2021 contained in the filing, and there is no audit report for these financial statements or for the financial statements for the period ended December 31, 2020. Please revise your filing or tell us why you do not believe this is required.

  Response: In response to the Staff’s comment on February 8, 2023, the Company filed an amended annual report on Form 1-K/A for the fiscal year ended December 31, 2021 (the "Amended Annual Report"), which includes consolidated financial statements as of and for the period ended December 31, 2021 and audit reports for the financial statements for the periods ended December 31, 2020 and December 31, 2021. The financial statements and accompanying notes contained in the Amended Annual Report are incorporated into the Amended Offering Statement by reference.

  We note your reference to the interim financial Statements and accompanying notes as of and for the six months ended June 30, 2022 within your semi-annual report on Form 1- SA. Upon review of this filing, it is not clear what periods the consolidating and consolidated balance sheets represent. The header on page F-2 indicates the balance sheets presented are as of June 30 2022 (Unaudited) and December 31, 2021, but there is no information specifying what balance sheets begins on page F-2. The balance sheets beginning on page F-16 indicate that they are unaudited and as of June 30, 2022, but the balance sheets presented appear to be as of December 31, 2021. Please revise your filing to correct or tell us why you do not believe such revision is necessary.
  Response:  In response to the Staff’s comment on February 8, 2023, the Company filed an amended semi-annual report on Form 1-SA/A for the semi-annual period ended June 30, 2022 (the "Amended Semi-Annual Report"), which includes revised headers specifying which balance sheets begin on pages F-2 and F-16. Additionally, the Company hereby confirms that the balance sheets beginning on page F-16 are audited and as of December 31, 2021.The financial statements and accompanying notes contained in the Amended Semi-Annual Report are incorporated into the Amended Offering Statement by reference.

  We note that your Management's Discussion and Analysis in the referenced Form 1-SA filing does not contain results of operations for the six month period ended June 30, 2021, or any discussion of changes in operations between these periods. Please revise your discussion to provide this information or tell us why you believe this information is not required.

  Response: In response to the Staff’s comment, the Company has added results of operations for the six-month period ended June 30, 2021 and discussion of any changes in operations that have resulted in material changes to such results to the Management's Discussion and Analysis section of the Amended Semi-Annual Report. The Management's Discussion and Analysis section contained in the Amended Semi-Annual Report is incorporated into the Amended Offering Statement by reference.

  Please tell us how you considered the need to provide pro forma financial information for the properties you have acquired. Refer to Rule 8-05 of Regulation S-X.
Response: In response to the Staff’s comment, the Company has added pro forma financial information for the properties acquired to the Amended Offering Statement.

If you have any questions or comments regarding this response, please contact the undersigned at (814) 277-4833 or John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier

Ryan Frazier

Chief Executive Officer

cc:
John Rostom, Esq., General Counsel